Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2012	2013	2014	2015	2016
Earnings:
Income (loss) before income taxes	$(71,135)	$(28,213)	$(21,786)	$43,822	$(24,094)
Add Fixed Charges (from below)	225	187	250	221	202

Total income (loss) to cover fixed charges	(70,910)	(28,026)	(21,536)	44,043	(23,892)

Fixed Charges:
Interest expense	—	—	—	—	—
Interest component of rent expense(1)	225	187	250	221	202

Total fixed charges	225	187	250	221	202

Ratio of earnings to fixed charges(2)	N/A (3)	N/A (3)	N/A (3)	221	N/A	(3)

(1)	Represents the estimated portion of rental expense from operating leases that is considered by us to be representative of interest.
(2)

We have not had any preferred stock outstanding during the periods presented; therefore, the ratio of earnings to (and the deficiency of earnings available to cover) combined fixed charges and preferred stock dividends is the same as our ratio of earnings to (and the deficiency of earnings available to cover) fixed charges alone.

(3)

Earnings were insufficient to cover fixed charges for this period. The amount of the coverage deficiency was $71.1 million, $28.2 million, $21.8 million and $24.1million for the years ended December 31, 2012, 2013, 2014 and 2016, respectively.